

September 10, 2010

Via U.S. Mail and Facsimile

Mr. Larry W. Seay
Meritage Homes Corporation
17851 North 85th Street, Suite 300
Scottsdale, AZ 85255

> **Re:** **Meritage Homes Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 5, 2010**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 31, 2010**

Dear Mr. Seay:

We have reviewed your response letter dated September 7, 2010 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 23

Discussion of CEO and NEO Compensation, page 29

1. We note your response to comment 5 of our letter dated August 24, 2010. We continue to believe that investors will benefit from disclosure of the precise levels of budgeted Pre-tax income and SG&A expense for awards that have vested. Please supplementally disclose the actual value of "budget" and disclose the actual value of similar performance targets in future filings.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Erin Jaskot, Staff Attorney, at (202) 551-3442, or me at (202) 551-3397 with any questions.

Sincerely,

Jay Ingram
Legal Branch Chief